EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Thousands of Canadian Dollars)

March 31, 2022

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	March 31, 2022	December 31, 2021

Current
Cash and cash equivalents	$44,970	$25,218
Restricted cash (Note 3)	2,593	3,901
Investments (Note 4)	22,808	15,391
Trade receivables and other assets (Note 5)	9,573	9,446
Loan receivable (Note 6)	2,501	2,539
Total current assets	82,445	56,495

Non-current
Restricted cash (Note 3)	2,056	183
Investments (Note 4)	5,202	5,139
Trade receivables and other assets (Note 5)	16,509	17,052
Investments in associated entities (Note 7)	42,202	42,394
Royalty and other property interests (Note 9)	81,731	83,355
Property and equipment (Note 10)	859	850
Deferred financing charges	461	446
Deferred income tax asset (Note 11)	-	3,909
Total non-current assets	149,020	153,328

TOTAL ASSETS	$231,465	$209,823

LIABILITIES

Current
Accounts payable and accrued liabilities	$4,096	$2,967
Advances from joint venture partners (Note 13)	3,633	3,423
Loans payable (Note 14)	14,210	64,418
Total current liabilities	21,939	70,808

Non-current
Loan payable (Note 14)	45,016	-
Deferred income tax liability (Note 11)	1,408	-
Total non-current liabilities	46,424	-

TOTAL LIABILITIES	68,363	70,808

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	200,257	199,656
Reserves	31,245	31,306
Deficit	(68,400)	(91,947)
TOTAL SHAREHOLDERS' EQUITY	163,102	139,015

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$231,465	$209,823

Nature of operations and going concern (Note 1)

Events subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on May 12, 2022

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021

REVENUE AND OTHER INCOME (Note 8)	$2,215	$1,298

COSTS AND EXPENSES
General and administrative (Note 8)	2,688	1,851
Project and royalty generation costs, net (Note 9)	2,702	1,287
Depletion, depreciation, and direct royalty taxes	626	266
Share-based payments (Note 15)	626	542
	6,642	3,946

Income (loss) from operations	(4,427)	(2,648)

Gain (loss) on revaluation of investments	6,329	(1,321)
Gain (loss) on sale of marketable securities	(199)	441
Equity income from investments in associated entities (Note 7)	1,154	221
Finance expenses and other (Note 14)	(1,787)	-
Gain on debt modification (Note 14)	5,008	-
Settlement gain (Note 9)	23,846	-
Foreign exchange gain (loss)	(1,038)	(1,117)

Income (loss) before income taxes	28,886	(4,424)
Deferred income tax expense (Note 11)	(5,339)	-

Income (loss) for the period	$23,547	$(4,424)

Basic earnings (loss) per share	$0.22	$(0.05)
Diluted earnings (loss) per share	$0.22	$(0.05)

Weighted average no. of shares outstanding - basic (Note 12)	105,382,744	84,891,451
Weighted average no. of shares outstanding - diluted (Note 12)	107,282,369	84,891,451

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Income (loss) for the period	$23,547	$(4,424)

Other comprehensive income
Reclass of AOCI on disposal of FVOCI investment	-	847
Currency translation adjustment	(687)	(134)

Comprehensive income (loss) for the period	$22,860	$(3,711)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021

Cash flows from operating activities
Income (loss) for the period	$23,547	$(4,424)
Items not affecting operating activities:
Interest income	(518)	(186)
Effect of exchange rate changes on cash and cash equivalents	(149)	580
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	(6,329)	1,321
Equity income from investment in associates	(1,154)	(221)
Share-based payments	626	151
Gain on debt modification	(5,008)	-
Deferred income tax expense (recovery)	5,339	-
Depreciation	28	20
Depletion	581	242
Finance charges	1,787	-
Realized (gain) loss on sale of investments	199	(441)
Shares received pursuant to property agreements	(423)	(373)
Unrealized foreign exchange (gain) loss	(201)	505

Changes in non-cash working capital items (Note 19)	1,461	1,234
Total cash provided by (used in) operating activities	19,786	(1,592)

Cash flows used in investing activities
Option payments received	89	143
Interest received on cash and cash equivalents	36	37
Dividends and other distributions	1,142	69
Loan interest received	75	-
Purchase of preferred shares	-	(1,574)
Proceeds (purchases) of fair value through profit and loss investments, net	(630)	333
Purchase and sale of property and equipment, net	(37)	(33)
Reclamation bonds and deposits on equipment	131	(454)
Total cash provided by (used in) investing activities	806	(1,479)

Cash flows from financing activities
Loan repayments	(987)	-
Proceeds from exercise of options	-	433
Deferred financing costs	(2)	-
Total cash provided by (used in) financing activities	(989)	433

Effect of exchange rate changes on cash and cash equivalents	149	(580)

Change in cash and cash equivalents	19,752	(3,218)
Cash and cash equivalents, beginning	25,218	52,418

Cash and cash equivalents, ending	$44,970	$49,200

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total

Balance as at December 31, 2021	105,359,211	$199,656	$21,269	$10,037	$(91,947)	$139,015
Shares issued for royalty and property acquisitions	211,795	601	-	-	-	601
Share-based payments	-	-	626	-	-	626
Foreign currency translation adjustment	-	-	-	(687)	-	(687)
Income for the period	-	-	-	-	23,547	23,547

Balance as at March 31, 2022	105,571,006	$200,257	$21,895	$9,350	$(68,400)	$163,102

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total

Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760
Shares issued for exercise of stock options	305,400	433	-	-	-	433
Bonus shares issued	4,667	13	-	-	-	13
RSUs issued	7,000	25	(25)	-	-	-
Reclass of reserves for exercise of options	-	245	(245)	-	-	-
Share-based payments	-	-	138	-	-	138
Reclass of AOCI on disposal of FVOCI investment	-	-	-	847	(847)	-
Foreign currency translation adjustment	-	-	-	(134)	-	(134)
Loss for the period	-	-	-	-	(4,424)	(4,424)

Balance as at March 31, 2021	84,994,898	$133,394	$17,384	$9,630	$(66,622)	$93,786

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise capital or conduct royalty generation activities.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except for Bullion Monarch Mining, Inc. ("BULM" or "Bullion"), Eurasian Royalty Madencilik AS, and its 50% interest in Minera Tercero SpA ("Tercero"), the holder of an investment in associated entity, all of whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

Summary of Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2021.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 are consistent with those applied in the Company's December 31, 2021 audited consolidated financial statements.

New Accounting Policies

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

3. RESTRICTED CASH

At March 31, 2022, the Company classified $4,649 (December 31, 2021 - $4,084) as restricted cash. This amount is comprised of $181 (December 31, 2021 - $183) held as collateral for its corporate credit cards and $1,875 (December 31, 2021 - $1,905) comprised of a minimum cash balance required in connection with the Sprott Credit Facility (Note 14) and cash of $2,593 (December 31, 2021 - $1,996) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following twelve months are included with current assets.

4. INVESTMENTS

At March 31, 2022 and December 31, 2021, the Company had the following investments:

	March 31, 2022	December 31, 2021

Marketable securities	$11,120	$9,226
Warrants	79	180
Private company investments	16,811	11,124
Total Investments	28,010	20,530
Less: current portion	(22,808)	(15,391)
Non-current portion	$5,202	$5,139

During the three months ended March 31, 2022, the Company recognized $139 (2021 - $139) in interest income on its investment in Ensero Holdings, Inc., a privately-held Delaware corporation, and $Nil (2021 - $79) in dividend income related to certain marketable securities, both of which have been included in revenue and other income.

During the three months ended March 31, 2022 the Company purchased 509,000 common shares of Premium Nickel Resources Corporation ("PNR"), a private Canadian company for $1,292 bringing its total investment to 4,412,702 common shares for a total cost of $4,132. Subsequent to March 31, 2022, the Company purchased an additional 1,000,000 common shares for US$2.00 per share bringing its total ownership to 5,412,702 shares or 6.3% of the issued and outstanding shares of PNR.

The Company also receives investments as proceeds related to various property deals and sells its holdings to the market where appropriate.  During the three months ended March 31, 2022 the Company realized $662 in proceeds from sales of investments.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

5. TRADE RECEIVABLES AND OTHER ASSETS

The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation, goods and services tax and harmonized sales taxes receivable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

As at March 31, 2022 and December 31, 2021, trade receivables and other assets were as follows:

Category	March 31, 2022	December 31, 2021

Royalty income receivable	$420	$251
Refundable taxes	1,460	1,481
Turkish VAT recoverable	6,178	6,979
Recoverable royalty generation expenditures and advances	1,512	1,835
Deferred compensation	14,270	14,109
Reclamation bonds	780	1,060
Prepaid expenses and deposits	1,462	783
Total receivables and other assets	26,082	26,498
Less: current portion	(9,573)	(9,446)
Non-current portion	$16,509	$17,052

Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath") and AbraSilver Resource Corp. ("AbraSilver") (Note 9) expected to be collected after 12 months, and reclamation bonds held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.

Once reclamation of the properties is complete, the bonds will be returned to the Company and as at March 31, 2022, the Company has no material reclamation obligations.

The carrying amounts of the Company's trade receivables and other assets are denominated in the following currencies:

Currency	March 31, 2022	December 31, 2021

Canadian Dollars	$1,912	$1,715
US Dollars	17,459	16,961
Swedish Krona	474	843
Turkish Lira	6,237	6,979
Total	$26,082	$26,498

6. LOAN RECEIVABLE

In July 2021, the Company entered into a loan administration agreement with Earlston Investments Corp. ("Earlston") who  entered into a separate loan agreement dated May 28, 2021 with Colorado Legacy Lands, LLC ("CLL"), as borrower to provide a bridge loan to CLL in the aggregate principal amount of US$4,000 to be funded by sub-participants of which included EMX. The bridge loan included a 12% interest rate per annum, compounded monthly and payable monthly. In consideration for the advance of the loan, CLL agreed to pay Earlston a US$160 bonus fee up front, and reimburse other deal related expenses.

Pursuant to the loan administration agreement, EMX agreed to fund US$2,000 of the bridge loan to CLL as a sub-participant. As such, EMX advanced the total of US$1,916 which was US$2,000 less its share of the bonus fee being US$80 and its share of expenses. As at March 31, 2022, the balance receivable was $2,501 (US$2,000) (December 31, 2021 - $2,539) and the Company received or accrued $75 (2021 - $Nil) in interest income.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

7. INVESTMENTS IN ASSOCIATED ENTITIES

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for US$34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Tercero, with Altus Strategies Plc (AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements. The Company's effective NSR was increased to 0.7335% subsequent to March 31, 2022 (Note 20).

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for US$68,200. Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 14) to finance its portion of the purchase price.  SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with the right to the effective 0.418% royalty interest.  As at March 31, 2022, the Company's investment in SLM California including its share of accumulated equity income and losses, and distributions was $42,202 (December 31, 2021 - $42,394).

The Company through Tercero does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	March 31, 2022	December 31, 2021
Opening Balance	$42,394	$-
Capital Investment	-	43,007
Company's share of net income of associated entity	1,154	3,012
Currency translation adjustments	(204)	(1,473)
Distributions	(1,142)	(2,152)
Ending Balance	$42,202	$42,394

Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	March 31, 2022	March 31, 2021
Royalty Revenue	$8,603	N/A
Net income and comprehensive income	5,366	N/A
The Company's ownership %	21.5%	0.0%
Company's share of net income of associated entity	$1,154	N/A

	March 31, 2022	December 31, 2021
Current assets	$17,404	$6,308
Non-current assets	-	-
Total liabilities	(9,022)	(6,797)
Net assets (liabilities)	8,382	(489)
The Company's ownership %	21.5%	21.5%
Acquisition fair value and other adjustments	40,400	42,499
Carrying amount of investment in associated entity	$42,202	$42,394

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

Rawhide

The Company has a 38.07% (December 31, 2021 - 38.07%) equity investment in Rawhide Acquisition Holdings ("RAH"). During the year ended December 31, 2021 RAH suspended its mining operations due to working capital constraints and as at December 31, 2021 the Company determined that its investment in RAH was impaired. Accordingly, the Company recognized an impairment charge of $10,014 on the value of its investment at December 31, 2021. As at March 31, 2022 the Company's investment in RAH including its share of accumulated equity income and losses, dilution gains and impairment charges was $Nil (December 31, 2021 - $Nil).

The Company has a minority position on the Board of Rawhide, and does not control operational decisions. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

Summarized financial information for the Company's investment in Rawhide on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	March 31, 2022	March 31, 2021
Revenue	$11,439	$15,235
Net income and comprehensive loss	606	884

	March 31, 2022	December 31, 2021
Current assets	$32,148	$32,062
Non-current assets	32,203	33,553
Current liabilities	(31,063)	(21,199)
Non-current liabilities	(28,536)	(42,163)
Net assets (liabilities)	4,752	2,253
The Company's ownership %	38.07%	38.07%
Acquisition fair value and other adjustments	(1,809)	(857)
Carrying amount of investment in associated entity	$-	$-

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the three months ended March 31, 2022 and 2021, the Company had the following sources of revenue and other income, and general and administrative expenses:

Revenue and other income	Three months ended March 31, 2022	Three months ended March 31, 2021
Royalty revenue	$796	$392
Interest and other income	629	175
Option and other property income	790	652
Dividend income	-	79
	$2,215	$1,298

General and administrative expenses	Three months ended March 31, 2022	Three months ended March 31, 2021
Salaries, consultants, and benefits	$1,146	$985
Professional fees	776	213
Investor relations and shareholder information	254	172
Transfer agent and filing fees	208	187
Administrative and office	294	274
Travel	10	20
	$2,688	$1,851

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the three months ended March 31, 2022:

	Country	December 31, 2021	Net Additions	Depletion	Cumulative translation adjustments	Impairment	March 31, 2022
Royalty Interests
Gediktepe	Turkey	$55,540	$-	$-	$(838)	$-	$54,702
Leeville	USA	8,144	-	(581)	(116)	-	7,447
Diablillos	Argentina	8,912	-	-	-	-	8,912
Berenguela	Peru	2,475	-	-	-	-	2,475
Revelo Portfolio	Chile	1,684	-	-	-	-	1,684
Tartan Lake	Canada	1,238	-	-	-	-	1,238
Other*	Various	2,249	-	-	-	-	2,249
		80,242	-	(581)	(954)	-	78,707
Other Property Interests
Perry Portfolio	Canada	1,678	(89)	-	-	-	1,589
Other*	Various	1,435	-	-	-	-	1,435
		3,113	(89)	-	-	-	3,024
Total		$83,355	$(89)	$(581)	$(954)	$-	$81,731
*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

As at and for the year ended December 31, 2021:

	Country	December 31, 2020	Net Additions	Depletion	Cumulative translation adjustments	Impairment	December 31, 2021
Royalty Interests
Gediktepe	Turkey	$-	$53,970	$-	$1,570	$-	$55,540
Leeville	USA	11,251	-	(3,029)	(78)	-	8,144
Diablillos	Argentina	-	8,912	-	-	-	8,912
Berenguela	Peru	-	2,475	-	-	-	2,475
Revelo Portfolio	Chile	1,684	-	-	-	-	1,684
Tartan Lake	Canada	-	1,238	-	-	-	1,238
Other*	Various	1,313	936	-	-	-	2,249
		14,248	67,531	(3,029)	1,492	-	80,242
Other Property Interests
Perry Portfolio	Canada	2,421	(587)	-	-	(156)	1,678
Other*	Various	1,827	(260)	-	-	(132)	1,435
		4,248	(847)	-	-	(288)	3,113
Total		$18,496	$66,684	$(3,029)	$1,492	$(288)	$83,355
*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico Canada and the U.S.A.

ROYALTY INTERESTS

SSR Mining Royalty Portfolio

On October 21, 2021, the Company completed the acquisition of a portfolio of  royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining"). The royalty portfolio includes US$18,000 in future cash payments (of which US$2,250 was received during the year ended December 31, 2021). Total consideration paid was $40,720 (US$33,000) in cash and 12,323,048 common shares of the Company valued at $41,898 (US$33,955) or $3.40 per share to SSR Mining. The Company also paid or accrued $503 in acquisition costs, $9,684 (US$7,848) in VAT, and $473 (US$383) in stamp duties. Additionally, EMX will be required to make contingent payments to SSR Mining of up to US$34,000 for the Yenipazar property to be paid in a combination of cash and common shares of EMX upon certain development and production milestones being achieved.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

As part of the portfolio, the Company acquired two royalties at Gediktepe in Turkey, which cover assets currently being developed by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces.

The portfolio also includes a Net Profits Interest ("NPI") royalty at Yenipazar that is set at 6% until US$165,000 in revenues are received, after which the NPI converts to a 10% interest.

In Argentina, the Company acquired a 1% NSR royalty with respect to production pursuant to a definitive share purchase agreement for the Diablillos property originally executed by SSR Mining with AbraSilver Resource Corp. The agreement with AbraSilver includes the right to a deferred payment of US$7,000 upon the earlier of commencement of commercial production or July 31, 2025.  This payment is binding under the agreement with AbraSilver and has been discounted at a rate of 12% and included in trade receivables and other assets on acquisition.  As at March 31, 2022, the carrying value was $6,041 ($US4,831).

In Peru, the Company acquired the right to deferred payments including US$11,000 (US$2,250 received) pursuant to a definitive acquisition agreement for the Berenguela property originally executed by SSR Mining with Aftermath Silver Ltd. which includes a series of staged payments over the next five years to acquire a 100% interest in the Berenguela project. Upon earn-in and the declaration of commercial production at Berenguela, a sliding-scale royalty will be payable to EMX based upon a 1% NSR royalty on all mineral production when the silver price is up to and including US$25 per ounce, or a 1.25% NSR royalty on all mineral production when the silver price is over US$25 per ounce and when the copper price is over US$2 per pound. The deferred payments are binding under the agreement with Aftermath and have been discounted at a rate of 12% and included in trade receivables and other assets on acquisition.  As at March 31, 2022, the carrying value was $8,229 ($US6,580).

The remaining royalty interests acquired in the SSR Mining portfolio include assets in South America, Mexico, the United States (Nevada), and Canada.

In connection with the closing of the acquisition, the Company entered into a Vendor-take-back note ("VTB Note") with SSR Mining pursuant to which the Company borrowed $9,682 (US$7,848) (Note 14) to finance the payment of VAT in Turkey which was payable on the Turkish assets acquired.

Leeville Royalty

The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture.

During the three months ended March 31, 2022, through its wholly-owned subsidiary, Bullion Monarch Mining, Inc. the Company reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Pursuant to the settlement, Barrick paid Bullion (US$25,000). Of the US$25,000 settlement, US$6,175 was paid as a fee to Bullion's lawyers resulting in net proceeds received of $23,846 (US$18,825).

During the three months ended March 31, 2022, $608 (2021 - $266) in royalty revenue from the Leeville Mine was included in revenue and other income. Royalty income from the Leeville Mine incurred a 5% direct gold tax of $30 (2021 - $13). Further, applied only against the Leeville Mine was depletion of $581 (2021 - $242).

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Revelo Portfolio Interests

The Company holds various NSR Royalty interests in Chile acquired from Revelo Resources Corp. for $1,684 (US$1,162) a subsidiary of Austral Gold Corp.

Kaukua Royalty Interest

The Company holds a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland acquired from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares issued and valued at $136. The Company's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

Balya Royalty Interest

The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") a private Turkish company.

OTHER PROPERTY INTERESTS

The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged and conditional payments owed to the Company. During the three months ended March 31, 2022, the Company received cash payments totaling $70 (2021 - $95) and total equity payments valued at $373 (2021 - $398) in connection with property deals from various partners which has been included in revenue and other property income. Certain transactions of note for the three months ended March 31, 2022 included the following:

Sweden and Norway

Agnico's Oijärvi Gold Project

In June 2021, the Company closed an asset purchase agreement with Gold Line Resources ("GLR") and Agnico Eagle Mines Limited. ("Agnico"), by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of US$10,000 comprised of staged payments totaling US$7,000 in cash, US$1,500 in shares of GLR and US$1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500 of EMX shares issued to Agnico over the course of the agreement. Pursuant to the agreement, payments to Agnico are as follows:

	Gold Line Cash Payments (USD)	EMX Shares (USD)	Gold Line Shares (USD)

Upon signing of the agreement (paid and issued)	$750	$375	$375
First anniversary of the purchase agreement (paid and issued)	1,500	500	500
Second anniversary of the purchase agreement	1,750	625	625
Third anniversary of the purchase agreement	3,000	-	-

Total	$7,000	$1,500	$1,500

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Pursuant to the agreement, payments to be received by EMX from GLR are as follows:

	Cash Payments (USD)	Gold Line Shares (USD)

Upon signing of the agreement (received)	$-	$375
First anniversary of the purchase agreement (received)	250	250
Second anniversary of the purchase agreement	313	313

Total	$563	$938

During the three months ended March 31, 2022, pursuant to the first anniversary of the agreement, the Company issued 211,795 common shares to Agnico and received the cash payment of US$250 and 2,840,806 common shares of GLR.

Oijärvi Extension

In January 2022, previously entered into on December 31, 2021, the Company and GLR closed an amended agreement to transfer the Company's exploration reservation in Finland's Oijärvi greenstone belt (the "Oijärvi Extension") to GLR. In essence, the Oijärvi Extension will be added as an additional property under the terms of the 2019 agreement with GLR. Pursuant to the agreement, on closing, the Company transferred to GLR its interests in the Oijärvi Extension property and GLR issued to EMX 1,125,000 common shares of GLR valued at $158.

In return, the Company will receive an uncapped 3% NSR royalty on the project. Within six years of the closing date GLR has the right to buy down up to 1% of the royalty owed to EMX by paying the Company 2,500 ounces of gold, or its cash equivalent. The Company will also receive Advance Annual Royalty ("AAR") payments of 30 ounces of gold, commencing on the second anniversary of the closing, with each AAR payment increasing by five ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, its cash equivalent, or its value equivalent in shares of GLR, subject to certain conditions.

Mo-i-Rana

In February 2022, the Company entered into an agreement to sell its Mo-i-Rana project in Norway to Mahvie Minerals AB ("Mahvie"), a private Swedish. To acquire the project Mahvie will acquire a 100% interest in the EMX subsidiary company that controls the project, subject to the following terms:

  Upon closing, EMX will receive 75 Norwegian Krone (received) in cash and 9.9% of the issued and outstanding shares of Mahvie Minerals AB;
  EMX will receive a 2.5% NSR royalty interest in the project. On the sixth anniversary after closing, Mahvie has the option to purchase 0.5% of the NSR on the Project by paying EMX US$1,500;
  EMX will receive AAR payments of US$25 for the project commencing on the third anniversary of the closing, with the AAR payment increasing by US$5 per year until reaching US$100;
  A financial instrument will be put in place that allows EMX to maintain its 9.9% interest in Mahvie until a total of 25,000 Swedish Kronor has been raised by Mahvie;
  A payment of US$500, payable in cash or shares of Mahvie, will be made to EMX upon the completion of a Prefeasibility or Feasibility study; and
  To maintain its interest in the Project, Mahvie will also: (i) spend a minimum of US$200 on the Project by the first anniversary of the agreement and (ii) spend aggregate of US$1,000 by the third anniversary of the agreement or complete a minimum of 2,000 meters of drilling on the project.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

USA

Robber Gulch

In January 2022, the Company through its wholly-owned subsidiary Bronco Creek Exploration, executed an exploration and option agreement for the Robber Gulch project (formerly under agreement with Gold Lion Resources Inc.) with Ridgeline Exploration Corporation, a wholly-owned subsidiary of Ridgeline Minerals Corporation ("Ridgeline").

Pursuant to the agreement, Ridgeline can acquire a 100% interest in the project by making execution and staged option payments totaling US$750 over a five-year option (execution payment of US$50 received), delivering 150,000 common shares of Ridgeline to the Company by the second anniversary of the agreement, and completing US$650 in exploration expenditures before the fifth anniversary of the agreement.

Upon Ridgeline's exercise of the option EMX will be granted a 3.25% NSR royalty of the production returns for the property. Ridgeline has a buyback option of up to one percent (1%) of the royalty by first completing an initial half-percent (0.5%) royalty buyback for a payment of US$1,500 to EMX before the third anniversary of the option exercise. If Ridgeline completes the first buyback, then the remaining half-percent (0.5%) of the royalty buyback can be purchased anytime thereafter for a payment of US$2,000. EMX will continue to receive AAR payments of US$50 which increase to US$75 upon the completion of a Preliminary Economic Assessment.

Parks Salyer

In February 2022, the Company through its wholly-owned subsidiary Bronco Creek Exploration, executed an Assignment and Assumption agreement as well as a Royalty Agreement for the transfer of EMX's Arizona State Exploration Permit to Cactus 110 LLC, a wholly-owned subsidiary of Arizona Sonoran Copper Company, Inc ("ASCU"). Pursuant to the agreement, ASCU will assume all rights under EMX's Arizona State Exploration Permit by making payment of US$5 upon execution (received) and US$195 upon transfer and registration ("Registration Date") of the Permit to Cactus 110 LLC (received subsequent to March 31, 2022).

Pursuant to the agreement, the Company was granted a 1.5% NSR royalty interest on the property. ASCU has a buyback option of one percent (1%) of the royalty for a payment of US$500 to EMX.  EMX will receive AAR payments of US$50, ceasing upon completion of commercial production and can be bought out at any time for a payment of US$1,000. ASCU will make milestone payments of totaling US$3,000 upon certain milestones being met. In the two years following the Registration Date, ASCU will make yearly exploration expenditures totaling US$2,000 prior to the first anniversary and a cumulative total of US$4,000 prior to the second anniversary.

Australia

Queensland Gold Project

In September 2020, and amended September 3, 2021, the Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty. Ltd. ("MPL").  Pursuant to the agreement, MPL can earn an 80% interest in the project by making a payment of AUD$65 (received) on signing and incurring minimum expenditures AUD$300 on the project within 18 months from the effective date. To exercise the option MPL is required to make a payment equal to AUD$235 in cash or shares. Upon MPL's exercise of the option, EMX will retain a 2.5% NSR royalty interest. Upon exercise of the option, MPL will be granted a second option by EMX to acquire the remaining 20% interest in the project by incurring a total of AUD$2,500 within 24 months of the start date of the first option period or issue to EMX the value of any shortfall in MPL shares. To exercise the second option MPL is required to make a payment equal to AUD$500 in cash or shares. During the three months ended March 31, 2022, 1,175,000 common shares of MPL were issued to EMX as payment of the AUD$235 first option fee upon the successful listing of MPL on the Australian Stock Exchange.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Impairment of Non-Current Assets

The Company's accounting policy for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim  Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the three months ended March 31, 2022, these assumptions remained reasonable and no revisions were considered necessary.

Project and Royalty Generation Costs

During the three months ended March 31, 2022, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Turkey	Australia	Canada	South America and other	General Royalty and Project Investigation cost	Total
Administration costs	$44	$65	$14	$1	$1	$5	$30	$160
Drilling, technical, and support costs	30	1,978	2	17	-	14	-	2,041
Personnel	285	578	184	45	21	86	645	1,844
Professional costs	83	3	14	7	-	104	191	402
Property costs	498	153	-	-	46	186	3	886
Travel	24	1	4	7	6	-	22	64
Total Expenditures	964	2,778	218	77	74	395	891	5,397
Recoveries from partners	(275)	(2,405)	(4)	(11)	-	-	-	(2,695)
Net Expenditures	$689	$373	$214	$66	$74	$395	$891	$2,702

During the three months ended March 31, 2021, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Turkey	Australia	Canada	South America and other	General Royalty and Project Investigation cost	Total
Administration costs	$13	$65	$-	$(4)	$-	$-	$21	$95
Drilling, technical, and support costs	965	513	17	18	21	-	143	1,677
Personnel	95	425	-	-	-	-	578	1,098
Professional costs	113	2	39	24	-	5	201	384
Property costs	654	33	-	-	1	4	-	692
Share-based payments	-	13	-	-	-	-	-	13
Travel	49	-	-	-	-	-	19	68
Total Expenditures	1,889	1,051	56	38	22	9	962	4,027
Recoveries from partners	(1,716)	(1,024)	-	-	-	-	-	(2,740)
Net Expenditures	$173	$27	$56	$38	$22	$9	$962	$1,287

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

10. PROPERTY AND EQUIPMENT

During the three months ended March 31, 2022,  depreciation of $13 (2021 - $8) has been included in project and royalty generation costs.

	Field	Office	Building	Land	Total

Cost
As at December 31, 2021	$528	$53	$723	$419	$1,723
Additions	37	-	-	-	37
Disposals and derecognition	(83)	-	-	-	(83)
As at March 31, 2022	$482	$53	$723	$419	$1,677

Accumulated depreciation
As at December 31, 2021	$189	$53	$631	$-	$873
Additions	22	-	6	-	28
Disposals and derecognition	(83)	-	-	-	(83)
As at March 31, 2022	$128	$53	$637	$-	$818

Net book value
As at December 31, 2021	$339	$-	$92	$419	$850
As at March 31, 2022	$354	$-	$86	$419	$859

11. INCOME TAXES

Deferred Income Tax (Liability) Asset

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	March 31, 2022	December 31, 2021

Royalty interest	$(1,758)	$(1,923)
Tax loss carryforwards	303	5,765
Other	47	67
Total	$(1,408)	$3,909

Income Tax Expense

	March 31, 2022	March 31, 2021

Current tax expense	$-	$-
Deferred tax expense	5,339	-
	$5,339	$-

The current period deferred tax expense is mainly attributed to the gain on settlement with Barrick (Note 9) and utilization of historical tax losses.

12. NET INCOME (LOSS) PER SHARE

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021

Net income (loss)	$23,547	$(4,424)
Weighted average number of common shares outstanding - basic	105,382,744	84,891,451
Dilutive effect of stock options and warrants outstanding	1,899,625	-
Weighted average number of common shares outstanding - diluted	107,282,369	84,891,451

Basic earnings (loss) per share	$0.22	$(0.05)
Diluted earnings (loss) per share	$0.22	$(0.05)

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	March 31, 2022	December 31, 2021
U.S.A.	$3,185	$2,753
Sweden and Norway	448	670
Total	$3,633	$3,423

14. LOANS PAYABLE

Sprott Credit Facility

In August 2021, the Company entered into a credit facility with Sprott for US$44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly. In connection with the Sprott Credit Facility, EMX paid cash fees of US$795 as an origination discount, and issued 450,730 common shares valued at $1,558 (US$1,235) or $3.46 (US$2.74) per share. Included in restricted cash as at March 31, 2022 was $1,875 (US$1,500) in funds held as a minimum cash balance as required under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.

During the three months ended March 31, 2022, for a fee of 1.5% of the outstanding loan balance or US$660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Facility, on January 24, 2022, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. As a result of the modification, the Company recognized a gain on modification of $5,008 (US$4,005) and a revised effective interest rate of 12.39%. For the three months ended March 31, 2022, the Company recognized an interest expense of $1,543 on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses and other.

SSR VTB Note

In October 2021, as part of the purchase of the SSR Mining royalty portfolio (Note 9), the Company entered into a vendor take-back ("VTB") financing for up to US$8,000 which bears interest at 10% per annum for the first 180 days, and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022. The VTB Note is unsecured and subordinated to the Sprott Credit Facility. Upon closing of the acquisition, the Company drew upon the financing and issued a note payable to SSR Mining in the amount of US$7,848.

Subsequent to the amended agreement with Sprott, the Company entered into an amendment to the postponement agreement with Sprott and SSR Mining to permit the prepayment of the VTB Note prior to the repayment of the Sprott Credit Facility, provided that no event of default has occurred or is continuing under the Sprott Credit Facility.

The following table summarizes the Company's loans payable as at March 31, 2022 and changes during the three months then ended:

	Sprott Facility	SSR VTB Note	Total
Balance as at December 31, 2021	$54,261	$10,157	$64,418
Gain on debt modification	(5,008)	-	(5,008)
Interest accretion	1,543	244	1,787
Repayments	(987)	-	(987)
Foreign exchange	(829)	(155)	(984)
Total	48,980	10,246	59,226
Less: current portion	(3,964)	(10,246)	(14,210)
Non-current portion	$45,016	$-	$45,016

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

15. CAPITAL STOCK

Authorized

As at March 31, 2022, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the three months ended March 31, 2022, the Company:

  Issued 211,795 common shares valued at $601 (US$500) related to the Oijärvi acquisition agreement (Note 9).

During the three months ended March 31, 2021, the Company:

  Issued 305,400 common shares for gross proceeds of $433 pursuant to the exercise of stock options.
  Issued 4,667 common shares valued at $13 as a bonus pursuant to an agreement with a consultant to the Company.
  Issued 7,000 common shares valued at $25 pursuant to a restricted share unit plan to with an employee of the Company.

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three months ended March 31, 2022, there were no changes in the number of stock options outstanding.

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2022:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
August 28, 2017	1,045,000	1,045,000	1.20	August 28, 2022
July 10, 2018	1,289,000	1,289,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,375,000	1,375,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,444,000	1,444,000	2.62	June 10, 2025
October 5, 2020	29,000	29,000	3.50	October 5, 2025
May 6, 2021*	1,241,500	1,236,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
June 21, 2021	20,000	20,000	3.67	June 21, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026

Total	7,108,500	7,103,500

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.33 years (December 31, 2021 - 2.73 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

15. CAPITAL STOCK (Continued)

issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

The following table summarizes information about the RSU's which were outstanding at March 31, 2022:

Evaluation Date	December 31, 2021	Granted	Vested	Expired/Cancelled	March 31, 2022

December 31, 2021*	312,500	-	(234,750)	(77,750)	-
November 18, 2022	7,000	-	-	-	7,000
December 31, 2022	430,000	-	-	-	430,000
December 31, 2023	470,000	-	-	-	470,000
Total	1,219,500	-	(234,750)	(77,750)	907,000

*Based on the achievement of performance as evaluated by the Compensation Committee, it was ascertained that 234,750 RSU's with an evaluation date of December 31, 2021 had vested based on preset performance criteria previously established on the grant date.  As at March 31, 2022 the vested RSU's had not yet been issued.

Warrants

During the three months ended March 31, 2022 there were no changes in the number of warrants outstanding.

The following table summarizes information about the warrants which were outstanding at March 31, 2022:

Date Issued	Number of Warrants	Exercisable	Exercise Price $	Expiry Date

November 5, 2021	148,082	148,082	3.50	November 7, 2022
November 16, 2021	1,200	1,200	3.50	November 17, 2022
November 5, 2021	3,249,998	3,249,998	4.00	November 5, 2023
Total	3,399,280	3,399,280

Share-based Payments

During the three months ended March 31, 2022 the Company recorded aggregate share-based payments of $626 (2021 - $555) as they relate to the fair value of stock options and RSU's vested during the year and the fair value of incentive stock grants. Share-based payments for the periods ended March 31, 2022 and 2021 are allocated to expense accounts as follows:

Three months ended March 31, 2022	General and Administrative Expenses	Project and Royalty Generation Costs	Total
Fair value of stock options vested	$3	$-	$3
RSU's vested	623	-	623
	$626	$-	$626

Three months ended March 31, 2021	General and Administrative Expenses	Project and Royalty Generation Costs	Total
Fair value of stock options vested	$3	$13	$16
RSU's vested	271	-	271
RSU's settled in cash	268	-	268
	$542	$13	$555

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Three months ended March 31, 2022	Salary and fees	Share-based Payments	Total
Management	$436	$234	$670
Outside directors	260	101	361
Seabord Management Corp.*	65	-	65
Total	$761	$335	$1,096

Three months ended March 31, 2021	Salary and fees	Share-based Payments	Total
Management	$434	$230	$664
Outside directors	189	41	230
Seabord Management Corp.*	65	-	65
Total	$688	$271	$959

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at March 31, 2022 is $369 (December 31, 2021 - $3) owed to key management personnel and other related parties and includes accruals for short term incentive bonuses and compensation adjustments.

17. SEGMENTED INFORMATION

The Company operates within the resource industry.  As at March 31, 2022, the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	March 31, 2022	December 31, 2021
Turkey	$54,702	$55,540
U.S.A.	8,861	9,558
Argentina	8,995	8,995
Canada	3,701	3,790
Peru	2,475	2,475
Chile	1,850	1,850
Sweden	438	438
Finland	260	260
Mexico	249	249
Serbia	200	200
Total	$81,731	$83,355

PROPERTY AND EQUIPMENT	March 31, 2022	December 31, 2021
U.S.A.	$690	$709
Sweden	132	141
Turkey	37	-
Total	$859	$850

ROYALTY REVENUE	March 31, 2022	March 31, 2021
U.S.A.	$608	$266
Sweden	188	126
Total	$796	$392

The Company's depletion expense is related to properties located in the USA for the three months ended March 31, 2022 and 2021.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2022, the Company had working capital of $60,506 (December 31, 2021 - working capital deficit of $14,313). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. During the three months ended March 31, 2022, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 14). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed in Note 14.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at March 31, 2022, there were no changes in the levels in comparison to December 31, 2021. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$11,120	$11,563	$-	$22,683
Warrants	-	79	-	79
Total	$11,120	$11,642	$-	$22,762

The carrying value of current trade receivables and other assets, loan receivable, accounts payable and accrued liabilities, advances from joint venture partners and loans payable, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes and loans including the Sprott Credit Facility and SSR VTB Note (Note 14) are fixed and the current low global interest rate environment.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.  Based on the March 31, 2022 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $2,276.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, Finland, Chile, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, advances from joint venture partners and loans payable to foreign exchange risk as at March 31, 2022 was as follows:

Accounts	US dollars

Cash and cash equivalents	$24,335
Restricted cash	3,605
Trade receivables	17,766
Loan receivable	2,000
Accounts payable and accrued liabilities	(1,477)
Advances from joint venture partners	(2,548)
Loans payable	(47,990)
Net exposure	$(4,309)
Canadian dollar equivalent	$(5,388)

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended March 31, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at March 31, 2022, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $539 in the Company's pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Changes in non-cash working capital:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Trade receivables and other assets	$967	$(999)
Accounts payable and accrued liabilities	849	1,831
Advances from joint venture partners	(355)	402
	$1,461	$1,234

During the three months ended March 31, 2022 and 2021, the Company paid interest and income tax as follows:

	March 31, 2022	March 31, 2021
Interest paid	$987	$-
Income taxes paid	-	-
	$987	$-

The significant non-cash investing and financing transactions during the three months ended March 31, 2022 and 2021 included:

a) Recorded the issuance of $601 (2021 - $Nil) through share capital for the issuance of 211,795 (2021 - Nil) common shares related to property agreements;

b) Reclass of $Nil (2021 - $847) of accumulated OCI out of reserves to deficit upon disposal of a FVOCI investment.

c) Reclass of $Nil (2021 - $245) from reserves to share capital for options exercised; and

d) Adjusted non-current assets and liabilities for $687 (2021 - $134) related to cumulative translation adjustments ("CTA"), of which $954 (2021 - $131) relates to CTA loss on royalty interest, $204 (2021 - $Nil) relates to CTA gain on investment in associates, $22 (2021 - $Nil) relates to a CTA gain on deferred tax liabilities, and $449 (2021 - gain of $3) relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

20. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the three months ended March 31, 2022, the Company:

a) Acquired an additional 16.23% of the shares of SLM California (Note 7) for US$25,740 pursuant to share purchase agreements with existing shareholders of SLM California increasing the Company's effective royalty interest in the Caserones mine to 0.7335%.

b) Completed a private placement with Franco-Nevada Corporation ("Franco") in which Franco purchased 3,812,121 units at $3.30 per unit for total proceeds of $12,580. Each unit will consist of one common share of the Company and one warrant to purchase one common share of the Company for five years at an exercise price of $4.45.

c) Granted 1,859,500 stock options, exercisable at a price of $2.56 per share for a period of five years to officers, directors, employees and consultants of the Company, and 520,000 RSU's with a 3-year vesting provision to officers, directors, and key employees. Each RSU will entitle the holder to acquire, up to one and a half common shares of the Company, subject to the achievement of performance conditions and certain operational milestones.